UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Eagle Materials Inc.
(formerly Centex Construction Products, Inc.)

(Name of Issuer)

Common Stock, par value $.01 per share
Class B Common Stock, par value $.01 per share

(Title of Classes of Securities)

26969P 10 8
26969P 20 7

(CUSIP Numbers)

Raymond G. Smerge
2728 North Harwood
Dallas, Texas 75201
(214) 981-6530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.			26969P 10 8 26969P 20 7

1.	Name of Reporting Person: Centex Corporation		I.R.S. Identification Nos. of above persons (entities only): 75-0778259

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock: None; Class B Common Stock: None

		8.	Shared Voting Power: Common Stock: None; Class B Common Stock: None

		9.	Sole Dispositive Power: Common Stock: None; Class B Common Stock: None

		10.	Shared Dispositive Power: Common Stock: None; Class B Common Stock: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock: None; Class B Common Stock: None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock: 0%; Class B Common Stock: 0%

14.	Type of Reporting Person (See Instructions): CO

Amendment No. 4 to Schedule 13D

     This Amendment No. 4 amends and supplements the Schedule 13D originally filed by Centex Corporation (“Centex”) on March 26, 1997, as amended by Amendment No. 1 thereto, dated June 10, 1997, Amendment No. 2 thereto, dated July 21, 2003 (“Amendment No. 2”), and Amendment No. 3 thereto, dated November 5, 2003 (“Amendment No. 3”). Such Schedule 13D, as amended, is referred to herein as the “Schedule 13D.”

Item 1. Security and Issuer

     Item 1 of the Schedule 13D is hereby amended to read as follows:

     The titles of the classes of equity securities to which this Schedule 13D relates are (i) the Common Stock, par value $.01 per share (“Common Stock”), of Eagle Materials Inc., a Delaware corporation known as Centex Construction Products, Inc. prior to January 30, 2004 (the “Issuer”), and (ii) the Class B Common Stock, par value $.01 per share (“Class B Common Stock”) of the Issuer. The Schedule 13D originally filed by Centex related solely to the Common Stock. However, as a result of the Reclassification (as defined below) completed on January 30, 2004, certain of the shares of Common Stock held by Centex were converted into shares of Class B Common Stock as described below. The principal executive offices of the Issuer are located at 2728 North Harwood, Dallas, Texas 75201. Terms used herein and not otherwise defined have the meanings given such terms in Amendment Nos. 2 and 3 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended to include the following information:

     As described in Amendment No. 3, on November 4, 2003, (i) Centex and the Issuer entered into an Amended and Restated Distribution Agreement, a copy of which is attached as an exhibit to Amendment No. 3 (the “Distribution Agreement”), and (ii) Centex, ARG Merger Corporation, a wholly owned subsidiary of Centex (“Merger Sub”), and the Issuer entered into an Amended and Restated Agreement and Plan of Merger, a copy of which is attached as an exhibit to Amendment No. 3 (the “Merger Agreement”).

     On January 29, 2004, in accordance with the Merger Agreement, Centex contributed 9,220,000 of the shares of Common Stock owned by it (the “Contributed Shares”) to Merger Sub and Centex retained the remaining 2,742,304 shares of Common Stock owned by it (the “Additional Shares”). Thereafter, on January 30, 2004, Merger Sub merged with and into the Issuer, with the Issuer as the surviving corporation. As a result of the merger, (i) all the outstanding shares of common stock of Merger Sub (all of which were owned by Centex) were converted into 9,220,000 shares of Class B Common Stock, (ii) all of the outstanding shares of Common Stock held by Merger Sub were cancelled, with no consideration paid in exchange therefor, and (iii) all other outstanding shares of Common Stock, including the Additional Shares, were not affected and continue to be outstanding. As a result of the reclassification described above (the “Reclassification”), the outstanding common stock of the Issuer currently consists of two separate classes. The rights of holders of each class are substantially the same, except that (a) the holders of the outstanding shares of Class B Common Stock are entitled to elect at least 85% of the directors of the Issuer and (b) the holders of the outstanding shares of Common Stock are entitled to elect up to 15% of the directors of the Issuer. For additional information relating to the capital stock of the Issuer, see Amendment No. 2. In addition, as provided in the Merger Agreement, the Issuer was renamed Eagle Materials Inc. by virtue of the merger of Merger Sub with and into the Issuer.

     On January 30, 2004, after giving effect to the Reclassification, Centex distributed on a pro rata basis to the record holders of its common stock, par value $.25 per share (“Centex Common Stock”), all of the shares of Class B Common Stock that it received in the Reclassification and all of the Additional Shares. This distribution (the “Distribution”) was made to the holders of record of Centex Common Stock as of January 14, 2004.

     As a result of the Distribution, Centex is no longer the beneficial owner of any shares of the Common Stock or the Class B Common Stock of the Issuer.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to include the following information:

     As stated in Amendments No. 2 and 3 to the Schedule 13D, the principal agreements governing the Reclassification and the Distribution are the Merger Agreement and the Distribution Agreement. A description of the terms and effects of these agreements is included in Amendments No. 2 and 3. Copies of the Distribution Agreement and the Merger Agreement are attached to Amendment No. 3, as Exhibits 99.1 and 99.2, respectively.

     A copy of the press release announcing the consummation of the Reclassification and the Distribution is attached to this Amendment as Exhibit 99.3. The press release attached hereto as Exhibit 99.3 is incorporated by this reference into this Item 6 and the foregoing is qualified in its entirety by reference to such Exhibit 99.3.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.3	Press Release issued by Centex on January 30, 2004.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTEX CORPORATION
By:	/s/ Raymond G. Smerge
	Name:	Raymond G. Smerge
	Title:	Executive Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit	Description
99.3	Press Release issued by Centex on January 30, 2004.